Exhibit 4.2

AMENDMENT TO THE EMPLOYMENT AND NON-COMPETITION

AGREEMENT

This amendment to the Employment Agreement (the “Amendment”) dated February 22, 2011 (the “Employment Agreement”), between Can-Fite Biopharma Ltd., an Israeli company with its principal offices in 10 Bareket Street, Petach Tikva, Israel, (the “Company”), and Barak Singer (I.D. Number: 029092509), an individual whose address is 23 Yeshoron Street, Hod Hasharon, Israel (the “Employee”). This Amendment shall be effective on February 28, 2013.

WITNESSETH:

WHEREAS, the Company desires that the Employee will be employed in a position of Chief Executive Officer (the “CEO”) of its subsidiary OphthaliX Inc. (“OphthaliX”) in addition to his position as Vice President of Business Development of the Company, and Employee desires to be employed by the Company and serve as the CEO of OphthaliX, on the terms and conditions set forth below:

The Employee will be employed according to the Employment Agreement under the same terms and conditions, with the following amendments:

1.1.	The Employee will devote 50% of his business time to OphthaliX and 50% to the Company. OphthaliX and Can-Fite will equally share the costs related to the Employment Agreement.

1.2.	All rights granted to the Employee according to the Employment Agreement will be retained.

1.3.	The Salary in Schedule A of the Employment Agreement is amended to Forty Five Thousand New Israeli Shekels (NIS 45,000).

1.4.	OphthaliX shall have the right, by providing sixty (60) days prior written notice to the Employee and Can-Fite, to terminate the receipt of the services of the Employee as the CEO of OphthaliX.

1.5.	The following paragraphs are added to Schedule A:

1.5.1 Bonus Payments. From the date of the Amendment and during the term of the Employment Agreement, the Employee shall be eligible to receive a success performance bonus based on achieving certain milestones by OphthaliX, as set forth below:

a.        Upon successful completion of an equity fundraising of an amount in excess of five million US Dollars (US$5,000,000), the Employee shall be entitled to receive a bonus payment equal to one (1) time the then applicable monthly Salary.

b.       Upon commencement of the second phase 3 clinical trial in relation to CF101 for the treatment of dry eye syndrome, the Employee shall be entitled to receive a bonus payment equal to one (1) time the then applicable monthly Salary.

1.5.2. Option Award. Subject to (i) the approval of the Board of Directors of OphthaliX; (ii) the continuous employment of the Employee with the Company; and (ii) the execution of an applicable share option agreement with OphthaliX; OphthaliX shall grant to a trustee for the benefit of the Employee an option to purchase Ordinary Shares of OphthaliX representing 1% of OphthaliX’s issued and outstanding share capital (the “Time Based Options”). The Time Based Options shall be subject to a share option agreement/grant letter, the applicable incentive plan of OphthaliX and other terms and conditions as set forth by the Board of Directors of OphthaliX, including without limitation, vesting schedule and exercise price. The Employee undertakes to execute any and all documents, including a the share option agreement/grant letter, as may be required by OphthaliX in connection with the Time Based Options, and the grant of the Time Based Options shall be subject to the Employee’s fulfillment of the aforesaid undertaking.

The Time Based Options shall vest over a period of three (3) years on a quarterly basis over twelve (12) consecutive quarters. The exercise price of the Time Based Options shall equal to the price of OphthaliX’s shares on the public market at the time of the grant.

1.5.3. In addition to the aforementioned and subject to (i) the approval of the Board of Directors of OphthaliX; (ii) the continuous employment of the Employee with the Company; and (ii) the execution of applicable share option agreement with OphthaliX; the Employee shall be entitled to options representing 1% of OphthaliX’s equity, upon achievement of certain milestones by the Company (the “Success Based Options”), as set forth below:

a.       One third (1/3) of the Success Based Options shall vest upon the commencement of the trading of OphthaliX’s securities on Nasdaq or NYSE MKT LLC (known as Amex); and

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b.      One third (1/3) of the Success Based Options shall vest upon completion of an out-license transaction in relation to any product of OphthaliX; and

c.      The remaining third (1/3) of the Success Based Options shall vest upon the commencement of a phase 3 clinical trial of CF-101 for Glaucoma (and in the unlikely event that the phase 2 trial is unsuccessful, then OphthaliX’s Board shall allocate a different milestone).

The exercise price of the Time Based Options and the Success Based Options shall be equal to the price of OphthaliX’s shares on the public market at the time of the grant.

IN WITNESS WHEREOF, the parties hereto have executed this Amendment as of the day and year first above written.

Can-Fite Biopharma Ltd. (the “Company”)

Date:	28/2/2013	By:	/s/ Pnina Fishman
		Title:	Pnina Fishman, CEO

OphthaliX Inc. (“OphthaliX”)

Date:	28/2/2013	By:	/s/ Pnina Fishman
		Title:	Pnina Fishman, Chairman

Employee

Date:	28/2/2013	/s/ Barak Singer
Barak Singer

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